Securities Act File No. 2-88816
Investment Company Act File No. 811-3940

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/

PRE-EFFECTIVE AMENDMENT NO. / /

POST-EFFECTIVE AMENDMENT NO. 109 /X/

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 /X/

AMENDMENT NO. 109 /X/

(Check appropriate box or boxes.)
__________________________________________________________________

STRATEGIC FUNDS, INC.
(Exact Name of Registrant as Specified in its Charter)

c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166
(Address of Principal Executive Offices) (Zip Code)

Registrant's Telephone Number, including Area Code: (212) 922-6000

John Pak, Esq.
200 Park Avenue
New York, New York 10166
(Name and Address of Agent for Service)

Copy To:

David Stephens, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement.

2. Part C to the Registration Statement (including signature page).

3. Exhibit (d)(xvii) to Item 28 to the Registration Statement.

This Post-Effective Amendment is being filed solely to file the Sub-Investment Advisory Agreement between The Dreyfus Corporation and The Boston Company Asset Management, LLC with respect to Dreyfus MLP Fund as Exhibit (d)(xvii) to Item 28 to the Registration Statement on Form N-1A.  This Post-Effective Amendment does not modify any other part of the Registration Statement.

Strategic Funds, Inc.

PART C. OTHER INFORMATION

Item 28.	Exhibits.
(a)(i)
Registrant's Articles of Incorporation and Articles of Amendment are incorporated by reference to Exhibit (1) of Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A, filed on April 25, 1996.

(a)(ii)
Articles of Amendment and Articles Supplementary, as amended, are incorporated by reference to Exhibit (a) of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A, filed on September 27, 2002.

(a)(iii)	Articles of Amendment are incorporated by reference to Exhibit (a)(iii) of Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A, filed on May 16, 2006.

(a)(iv)	Articles Supplementary are incorporated by reference to Exhibit (a)(iv) of Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A, filed on May 16, 2006.

(a)(v)	Articles Supplementary, as revised, are incorporated by reference to Exhibit (a)(v) of Post-Effective Amendment No. 50 to the Registration Statement on Form N-1A, filed on December 16, 2008.

(a)(vi)	Articles of Amendment are incorporated by reference to Exhibit (a)(vi) of Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A, filed on April 30, 2009.

(a)(vii)	Articles of Supplementary are incorporated by reference to Exhibit (a)(vii) of Post-Effective Amendment No. 56 to the Registration Statement on Form N-1A, filed on September 25, 2009.

(a)(viii)	Articles of Supplementary are incorporated by reference to Exhibit (a)(viii) of Post-Effective Amendment No. 63 to the Registration Statement on Form N-1A, filed on June 29, 2010.

(a)(ix)	Articles of Supplementary are incorporated by reference to Exhibit (a)(ix) of Post-Effective Amendment No. 74 to the Registration Statement on Form N-1A, filed on December 28, 2011.

(a)(x)
Articles of Supplementary for Class I shares of International Stock Fund are incorporated by reference to Exhibit (a)(x) of Post-Effective Amendment No. 90 to the Registration Statement on Form N-1A, filed, on June 25, 2013.

(a)(xi)
Form of Articles of Supplementary for Class Y shares of Dreyfus Select Managers Small Cap Growth Fund, Dreyfus Select Managers Small Cap Value Fund, Dreyfus U.S. Equity Fund, Global Stock Fund and International Stock Fund is incorporated by reference to Exhibit (a)(xi) of Post-Effective Amendment No. 90 to the Registration Statement on Form N-1A, filed, on June 25, 2013.

(a)(xii)
Articles Supplementary for Class I shares of Global Stock Fund are incorporated by reference to Exhibit (a)(xii) of Post-Effective Amendment No. 97 to the Registration Statement on Form N-1A, filed, on March 27, 2014.

(a)(xiii)
Articles Supplementary are incorporated by reference to Exhibit (a)(xiii) of Post-Effective Amendment No. 107 to the Registration Statement on Form N-1A ("Post-Effective Amendment No. 107"), filed on April 22, 2015.

(b)	Registrant's Bylaws, as amended, is incorporated by reference to Exhibit (b) of Post-Effective Amendment No. 74 to the Registration Statement on Form N-1A, filed on December 28, 2011.

(d)(i)	Management Agreement is incorporated by reference to Exhibit (d)(i) of Post-Effective Amendment No. 107.

(d)(ii)
Sub-Investment Advisory Agreement with Walter Scott & Partners Limited, as amended, is incorporated by reference to Exhibit (d)(ii) of Post-Effective Amendment No. 46 to the Registration Statement on Form N-1A, filed on May 27, 2008.

(d)(iii)
Sub-Investment Advisory Agreement with Walthausen & Co., LLC. , with respect to Dreyfus Select Managers Small Cap Value Fund is incorporated by reference to Exhibit (d)(iii) of Post-Effective Amendment No. 50 to the Registration Statement on Form N-1A, filed on December 16, 2008.

(d)(iv)
Sub-Investment Advisory Agreement with Thompson, Siegel and Walmsley LLC, with respect to Dreyfus Select Managers Small Cap Value Fund is incorporated by reference to Exhibit (d)(iv) of Post-Effective Amendment No. 50 to the Registration Statement on Form N-1A, filed on December 16, 2008.

(d)(v)
Sub-Investment Advisory Agreement with Neuberger Berman Management LLC, with respect to Dreyfus Select Managers Small Cap Value Fund is incorporated by reference to Exhibit (d)(v) of Post-Effective Amendment No. 60 to the Registration Statement on Form N-1A, filed on March 30, 2010.

(d)(vi)
Sub-Investment Advisory Agreement with Riverbridge Partners, LLC, with respect to Dreyfus Select Managers Small Cap Growth Fund is incorporated by reference to Exhibit (d)(vi) of Post-Effective Amendment No. 84 to the Registration Statement on Form N-1A, filed on December 26, 2012.

(d)(vii)
Sub-Investment Advisory Agreement with Geneva Capital Management LLC, with respect to Dreyfus Select Managers Small Cap Growth Fund, is incorporated by reference to Exhibit (d)(vii) of Post-Effective Amendment No. 101 to the Registration Statement on Form N-1A, filed on September 25, 2014.

(d)(viii)
Sub-Investment Advisory Agreement with Cupps Capital Management, LLC, with respect to Dreyfus Select Managers Small Cap Growth Fund is incorporated by reference to Exhibit (d)(viii) of Post-Effective Amendment No. 63 to the Registration Statement on Form N-1A, filed on June 29, 2010.

(d)(ix)
Sub-Investment Advisory Agreement with Lombardia Capital Partners, LLC, with respect to Dreyfus Select Managers Small Cap Value Fund is incorporated by reference to Exhibit (d)(ix) of Post-Effective Amendment No. 79 to the Registration Statement on Form N-1A, filed, on April 27, 2012.

(d)(x)
Sub-Investment Advisory Agreement with Nicholas Investment Partners, L.P., with respect to Dreyfus Select Managers Small Cap Growth Fund is incorporated by reference to Exhibit (d)(x) of Post-Effective Amendment No. 79 to the Registration Statement on Form N-1A, filed, on April 27, 2012.

(d)(xi)
Sub-Investment Advisory Agreement with Iridian Asset Management LLC, with respect to Dreyfus Select Managers Small Cap Value Fund is incorporated by reference to Exhibit (d)(xi) of Post-Effective Amendment No. 79 to the Registration Statement on Form N-1A, filed, on April 27, 2012.

(d)(xii)
Sub-Investment Advisory Agreement with Kayne Anderson Rudnick Investment Management, LLC, with respect to Dreyfus Select Managers Small Cap Value Fund is incorporated by reference to Exhibit (d)(xiii) of Post-Effective Amendment No. 82 to the Registration Statement on Form N-1A, filed, on September 28, 2012.

(d)(xiii)
Sub-Investment Advisory Agreement with EAM Investors, LLC, with respect to Dreyfus Select Managers Small Cap Growth Fund is incorporated by reference to Exhibit (d)(xv) of Post-Effective Amendment No. 84 to the Registration Statement on Form N-1A, filed on December 26, 2012.

(d)(xiv)
Sub-Investment Advisory Agreement with Rice Hall James & Associates, LLC, with respect to Dreyfus Select Managers Small Cap Growth Fund is incorporated by reference to Exhibit (d)(xv) of Post-Effective Amendment No. 95 to the Registration Statement on Form N-1A, filed on December 26, 2013.

(d)(xv)
Sub-Investment Advisory Agreement with Granite Investments Partners, LLC, with respect to Dreyfus Select Managers Small Cap Growth Fund is incorporated by reference to Exhibit (d)(xvi) of Post-Effective Amendment No. 95 to the Registration Statement on Form N-1A, filed on December 26, 2013.

(d)(xvi)
Sub-Investment Advisory Agreement with Channing Capital Management LLC, with respect to Dreyfus Select Managers Small Cap Value Fund, is incorporated by reference to Exhibit (d)(xvi) of Post-Effective Amendment No. 101 to the Registration Statement on Form N-1A, filed on September 25, 2014.

(d)(xvii)	Sub-Investment Advisory Agreement with The Boston Company Asset Management, LLC, with respect to Dreyfus MLP Fund.*

(d)(xviii)
Portfolio Allocation Management Agreement, as revised, is incorporated by reference to Exhibit (d)(xii) of Post-Effective Amendment No. 63 to the Registration Statement on Form N-1A, filed on June 29, 2010.

(e)(i)
Amended and Restated Distribution Agreement dated October 1, 2010 is incorporated by reference to Exhibit (e)(i) of Post-Effective Amendment No. 67 to the Registration Statement on Form N-1A, filed on March 30, 2011.

(e)(ii)
Distribution and Shareholders Services Plan Agreements, as amended, are incorporated by reference to Exhibit (e)(ii) of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A, filed on September 27, 2002.

(e)(iii)	Forms of Supplement to Service Agreements are incorporated by reference to Exhibit (e)(iii) of Post-Effective Amendment No. 40 to the Registration Statement on Form N-1A, filed on April 27, 2007.

(g)(i)
Custody Agreement with The Bank of New York Mellon dated January 1, 2011 is incorporated by reference to Exhibit (g)(ii) of Post-Effective Amendment No. 67 to the Registration Statement on Form N-1A, filed on March 30, 2011.

(g)(ii)
Amendment to Custody Agreement with The Bank of New York Mellon is incorporated by reference to Exhibit (g)(ii) of Post-Effective Amendment No. 95 to the Registration Statement on Form N-1A, filed on December 26, 2013.

(h)	Transfer Agency Agreement is incorporated by reference to Exhibit (h)(ii) of Post-Effective Amendment No. 82 to the Registration Statement on Form N-1A, filed, on September 28, 2012.

(i)	Opinion and Consent of Registrant's counsel are incorporated by reference to Exhibit (10) of Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A, filed on April 25, 1996.

(m)(i)	Rule 12b-1 Distribution Plan is incorporated by reference to Exhibit (m)(i) of Post-Effective Amendment No. 107.

(m)(ii)	Shareholder Services Plan is incorporated by reference to Exhibit (m)(ii) of Post-Effective Amendment No. 107.

(n)	Rule 18f-3 Plan is incorporated by reference to Exhibit (n) of Post-Effective Amendment No. 107.

(p)(i)
Revised Code of Ethics of the Bank of New York Mellon and its affiliates and the Registrant is incorporated by reference to Exhibit (p)(i) of Post-Effective Amendment No. 106 to the Registration Statement on From N-1A ("Post-Effective Amendment No. 106"), filed on March 30, 2015.

(p)(ii)
Revised Code of Ethics for Walthausen & Co, LLC, with respect to Dreyfus Select Manager Small Cap Value Fund, is incorporated by reference to Exhibit (p)(ii) of Post-Effective Amendment No. 95 to the Registration Statement on Form N-1A, filed on December 26, 2013.

(p)(iii)
Revised Code of Ethics for Riverbridge Partners, LLC with respect to Dreyfus Select Managers Small Cap Growth Fund, is incorporated by reference to Exhibit (p)(iii) of Post-Effective Amendment No. 79 to the Registration Statement on Form N-1A, filed on April 27, 2012.

(p)(iv)
Revised Code of Ethics for Thompson, Siegel and Walmsley LLC with respect to Dreyfus Select Managers Small Cap Value Fund, is incorporated by reference to Exhibit (p)(iv) of Post-Effective Amendment No. 99 to the Registration Statement on Form N-1A, filed on April 29, 2014.

(p)(v)
Revised Code of Ethics for Lombardia Capital Partners, LLC with respect to Dreyfus Select Managers Small Cap Value Fund is incorporated by reference to Exhibit (p)(v) of Post-Effective Amendment No. 79 to the Registration Statement on Form N-1A, filed on April 27, 2012.

(p)(vi)
Revised Code of Ethics for Cupps Capital Management, LLC with respect to Dreyfus Select Managers Small Cap Growth Fund is incorporated by reference to Exhibit (p)(vi) of Post-Effective Amendment No. 86 to the Registration Statement on Form N-1A, filed on March 27, 2013.

(p)(vii)
Revised Code of Ethics for Geneva Capital Management, LLC with respect to Dreyfus Select Managers Small Cap Growth Fund, is incorporated by reference to Exhibit (p)(vii) of Post-Effective Amendment No. 103 to the Registration Statement on Form N-1A, filed on December 23, 2014.

(p)(viii)
Revised Code of Ethics for Iridian Asset Management LLC, with respect to Dreyfus Select Managers Small Cap Value Fund is incorporated by reference to Exhibit (p)(viii) of Post-Effective Amendment No. 93 to the Registration Statement on Form N-1A, filed on September 30, 2013.

(p)(ix)
Revised Code of Ethics for Neuberger Berman Group LLC, with respect to Dreyfus Select Managers Small Cap Value Fund is incorporated by reference to Exhibit (p)(ix) of Post-Effective Amendment No. 78 to the Registration Statement on Form N-1A, filed on April 30, 2012.

(p)(x)
Revised Code of Ethics for Nicholas Investment Partners, LLC with respect to Dreyfus Select Managers Small Cap Growth Fund is incorporated by reference to Exhibit (p)(x) of Post-Effective Amendment No. 99 to the Registration Statement on Form N-1A, filed, on April 29, 2014.

(p)(xi)
Code of Ethics for Kayne Anderson Rudnick Investment Management, LLC, with respect to Dreyfus Select Managers Small Cap Value Fund is incorporated by reference to Exhibit (p)(xii) of Post-Effective Amendment No. 82 to the Registration Statement on Form N-1A, filed, on September 28, 2012.

(p)(xii)
Code of Ethics for EAM Investors, LLC, with respect to Dreyfus Select Managers Small Cap Growth Fund is incorporated by reference to Exhibit (p)(xiv) of Post-Effective Amendment No. 84 to the Registration Statement on Form N-1A, filed on December 26, 2012.

(p)(xiii)
Code of Ethics for Granite Investment Partners, LLC, with respect to Dreyfus Select Managers Small Cap Growth Fund is incorporated by reference to Exhibit (p)(xiv) of Post-Effective Amendment No. 95 to the Registration Statement on Form N-1A, filed on December 26, 2013.

(p)(xiv)
Code of Ethics for Rice Hall James & Associates, LLC, with respect to Dreyfus Select Managers Small Cap Growth Fund is incorporated by reference to Exhibit (p)(xv) of Post-Effective Amendment No. 95 to the Registration Statement on Form N-1A, filed on December 26, 2013.

(p)(xv)
Code of Ethics for Channing Capital Management LLC, with respect to Dreyfus Select Managers Small Cap Value Fund, is incorporated by reference to Exhibit (p)(xv) of Post-Effective Amendment No. 101 to the Registration Statement on Form N-1A, filed on September 25, 2014.

(p)(xvi)
Code of Ethics for the Nonmanagement Board members of the Dreyfus Family of Funds is incorporated by reference to Exhibit (p)(xii) of Post-Effective Amendment No. 60 to the Registration Statement on Form N-1A, filed on March 30, 2010.

Other Exhibits.

(a)	Power of Attorney of certain officers of the Registrant is incorporated by reference to Other Exhibits (a) of Post-Effective Amendment No. 106.

(b)	Certificate of Assistant Secretary is incorporated by reference to Other Exhibits (b) of Post-Effective Amendment No. 60 to the Registration Statement on Form N-1A, filed on March 30, 2010.

____________

*Filed herewith.

Item 29.	Persons Controlled by or under Common Control with Registrant.

Not Applicable

Item 30.	Indemnification.

The Registrant's charter documents set forth the circumstances under which indemnification shall be provided to any past or present Board member or officer of the Registrant.  The Registrant also has entered into a separate agreement with each of its Board members that describes the conditions and manner in which the Registrant indemnifies each of its Board members against all liabilities incurred by them (including attorneys' fees and other litigation expenses, settlements, fines and penalties), or which may be threatened against them, as a result of being or having been a Board member of the Registrant.  These indemnification provisions are subject to applicable state law and to the limitation under the Investment Company Act of 1940 that no board member or officer of the Registrant may be protected against liability for willful misfeasance, bad faith, gross negligence or reckless disregard for the duties of his or her office. Reference is hereby made to the following:

Article VII of the Registrant's Articles of Incorporation and any amendments thereto, Article VIII of Registrant's Amended and Restated By-Laws and Section 2-418 of the Maryland General Corporation Law.

Item 31.	Business and Other Connections of the Investment Adviser.

The Dreyfus Corporation ("Dreyfus") and subsidiary companies comprise a financial service organization whose business consists primarily of providing investment management services as the investment adviser, manager and distributor for sponsored investment companies registered under the Investment Company Act of 1940 and as an investment adviser to institutional and individual accounts.  Dreyfus also serves as sub-investment adviser to and/or administrator of other investment companies. MBSC Securities Corporation, a wholly-owned subsidiary of Dreyfus, serves primarily as a registered broker-dealer of shares of investment companies sponsored by Dreyfus and  other investment companies for which Dreyfus acts as investment adviser, sub-investment adviser or administrator.

Name and Position With Dreyfus	Other Businesses	Position Held	Dates

J. Charles Cardona President and Director	MBSC Securities Corporation++	Director Executive Vice President	6/07 - Present 6/07 - Present

	BNY Mellon Liquidity Funds plc+	Director	4/06 - Present
	Certain Dreyfus Funds	Executive Vice President Director	2/00 - Present 2/14 - Present

Diane P. Durnin Vice Chair and Director	None

Bradley J. Skapyak Chief Operating Officer and Director	MBSC Securities Corporation++	Executive Vice President	6/07 - Present
	The Bank of New York Mellon***	Senior Vice President	4/07 - Present

	The Dreyfus Family of Funds++	President	1/10 - Present

	Dreyfus Transfer, Inc. ++	Chairman Director	5/11 - Present 5/10 - Present

Gary Pierce Controller	The Bank of New York Mellon****	Vice President	7/08 - Present

	BNY Mellon, National Association +	Vice President	7/08 - Present

	Laurel Capital Advisors, LLP+	Chief Financial Officer	5/07 - Present

	MBSC Securities Corporation++	Director Chief Financial Officer	6/07 - Present 6/07 - Present

	Dreyfus Transfer, Inc. ++	Chief Financial Officer Treasurer	7/05 - Present 5/11- Present

	Dreyfus Service Organization, Inc.++	Treasurer	7/05 - Present

	Seven Six Seven Agency, Inc. ++	Treasurer	4/99 - Present

Joseph W. Connolly Chief Compliance Officer	The Dreyfus Family of Funds++	Chief Compliance Officer	10/04 - Present
	Laurel Capital Advisors, LLP+	Chief Compliance Officer	4/05 - Present

	BNY Mellon Funds Trust++	Chief Compliance Officer	10/04 - Present
	MBSC Securities Corporation++	Chief Compliance Officer	6/07 - Present

Christopher O'Connor Chief Administrative Officer	MBSC Securities Corporation++	Executive Vice President Senior Vice President	12/11 - Present 5/06 - 12/11

John Pak Chief Legal Officer	The BNY Mellon Corporation***	Deputy General Counsel, Investment Management	8/14 - Present

Charles Doumar Vice President – Tax	Asset Recovery II, LLC****	Assistant Treasurer	9/13 - Present
	Asset Recovery III, LLC****	Assistant Treasurer	9/13 - Present

	Asset Recovery IV, LLC****	Assistant Treasurer	9/13 - Present

	Asset Recovery V, LLC****	Assistant Treasurer	9/13 - Present

	Asset Recovery VII, LLC****	Assistant Treasurer	9/13 - Present

	Asset Recovery XIII, LLC****	Assistant Treasurer	3/13 - Present

	Asset Recovery XIV, LLC****	Assistant Treasurer	3/13 - Present

	Asset Recovery XIX, LLC****	Assistant Treasurer	7/13 - Present

	Asset Recovery XV, LLC****	Assistant Treasurer	3/13 - Present

	Asset Recovery XVI, LLC****	Assistant Treasurer	3/13 - Present

	Asset Recovery XVII, LLC****	Assistant Treasurer	3/13 - Present

	Asset Recovery XVIII, LLC****	Assistant Treasurer	7/13 - Present

	Asset Recovery XX, LLC****	Assistant Treasurer	7/13 - Present

	Asset Recovery XXI, LLC****	Assistant Treasurer	7/13 - Present

	Asset Recovery XXII, LLC****	Assistant Treasurer	7/13 - Present

	Asset Recovery XXIII, LLC****	Assistant Treasurer	7/13 - Present

	BNY Mellon Investments CTA, LLC****	Assistant Treasurer	9/13 - Present

	BNY Mellon Trust of Delaware+	Assistant Treasurer	11/13 - Present

	IVY Asset Management LLC+	Assistant Treasurer	9/13 - Present

	Mellon Hedge Advisors, LLC****	Assistant Treasurer	10/13 - Present

	MUNB Loan Holdings, LLC****	Assistant Treasurer	10/13 - Present

	484Wall Capital Management LLC****	Assistant Treasurer – Tax	10/13 - Present

	Airlease Incorporated****	Assistant Treasurer – Tax	7/13 - Present

	Albridge Solutions, Inc.+++++	Assistant Treasurer – Tax	7/13 - Present

	Allomon Corporation†	Assistant Treasurer – Tax	5/13 - Present

	AP Residential Realty, Inc. +	Assistant Treasurer – Tax	8/13 - Present

	APT Holdings Corporation++++	Assistant Treasurer – Tax	11/13 - Present

	AURORA-IRE, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	B.I.E. Corporation+	Assistant Treasurer – Tax	12/13 – Present

	B.N.Y. Holdings (Delaware) Corporation††	Assistant Treasurer – Tax	4/13 - Present

	BNY Capital Corporation****	Assistant Treasurer – Tax	9/13 - Present

	BNY Capital Markets Holdings, Inc.****	Assistant Treasurer – Tax	9/13 - Present

	BNY Capital Resources Corporation****	Assistant Treasurer – Tax	3/13 - Present

	BNY Cargo Holdings LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Catair LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Falcon Three Holding Corp.****	Assistant Treasurer – Tax	7/13 - Present

	BNY Foreign Holdings, Inc.****	Assistant Treasurer – Tax	10/13 - Present

	BNY Gator LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Hitchcock Holdings LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Housing I Corp.****	Assistant Treasurer – Tax	7/13 - Present

	BNY Housing II LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY ITC Leasing, LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Lease Equities (Cap Funding) LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Lease Holdings LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Lease Partners LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Leasing Edge Corporation****	Assistant Treasurer – Tax	7/13 - Present

	BNY Mellon Alternative Investments Holdings LLC****	Assistant Treasurer – Tax	10/13 - Present

	BNY Mellon Capital Markets, LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Mellon Clearing Holding Company, LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Mellon Fixed Income Securities, LLC****	Assistant Treasurer – Tax	8/13 - Present

	BNY Mellon Trust Company of Illinois+	Assistant Treasurer – Tax	3/13 - Present

	BNY Mezzanine Funding LLC****	Assistant Treasurer – Tax	5/13 - Present

	BNY Mezzanine Holdings LLC****	Assistant Treasurer – Tax	5/13 - Present

	BNY Mezzanine Non NY Funding LLC****	Assistant Treasurer – Tax	5/13 - Present

	BNY Mezzanine NY Funding LLC****	Assistant Treasurer – Tax	5/13 - Present

	BNY Partnership Funding LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Rail Maintenance LLC****	Assistant Treasurer – Tax	7/13 - Present

	BNY Recap I, LLC****	Assistant Treasurer – Tax	9/13 - Present

	BNY Salvage Inc.****	Assistant Treasurer – Tax	3/13 - Present

	BNY Waterworks, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	BNY Wings, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	BNYM GIS Funding I LLC****	Assistant Treasurer – Tax	6/13 - Present

	BNYM GIS Funding III LLC****	Assistant Treasurer – Tax	6/13 - Present

	BNY-N.J. I Corp.****	Assistant Treasurer – Tax	4/13 - Present

	BNY-N.J. II Corp.****	Assistant Treasurer – Tax	4/13 - Present

	Boston Safe Deposit Finance Company, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	CenterSquare Investment Management Holdings, Inc.****	Assistant Treasurer – Tax	12/13 - Present

	CenterSquare Investment Management, Inc.****	Assistant Treasurer – Tax	12/13 - Present

	Hamilton Floating Rate Fund Holdings, LLC****	Assistant Treasurer – Tax	5/13 - Present

	IRE-1, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	IRE-AC, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	IRE-BC, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	IRE-SB, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	Island Waterworks, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	ITCMED, Inc.****	Assistant Treasurer – Tax	6/13 - Present

	JRHC 1998A LLC****	Assistant Treasurer – Tax	12/13 - Present

	Lease Equities (Texas) Corporation****	Assistant Treasurer – Tax	7/13 - Present

	Madison Pershing LLC****	Assistant Treasurer – Tax	6/13 - Present

	MAM (MA) Holding Trust*	Assistant Treasurer – Tax	8/13 - Present

	MBC Investments Corporation†††	Assistant Treasurer – Tax	11/13 - Present

	MCDI (Holdings) LLC****	Assistant Treasurer – Tax	9/13 - Present

	MELDEL Leasing Corporation Number 2, Inc. †††	Assistant Treasurer – Tax	9/13 - Present

	Mellon Financial Services Corporation #1+	Assistant Treasurer – Tax	7/13 - Present

	Mellon Financial Services Corporation #4+	Assistant Treasurer – Tax	9/13 - Present

	Mellon Leasing Corporation+	Assistant Treasurer – Tax	7/13 - Present

	Mellon Life Insurance Company+	Assistant Treasurer – Tax	10/13 - Present

	Mellon Properties Company*****	Assistant Treasurer – Tax	8/13 - Present

	National Residential Assets Corp.****	Assistant Treasurer – Tax	4/13 - Present

	New GSM Holding Corporation****	Assistant Treasurer – Tax	7/13 - Present

	Northern Waterworks, Inc.****	Assistant Treasurer – Tax	7/13 - Present

	One Wall Street Corporation****	Assistant Treasurer – Tax	11/13 - Present

	Pareto New York LLC++	Assistant Treasurer – Tax	11/13 - Present

	PAS Holdings LLC****	Assistant Treasurer – Tax	6/13 - Present

	Pershing Advisor Solutions LLC****	Assistant Treasurer – Tax	6/13 - Present

	Pershing Group LLC****	Assistant Treasurer – Tax	6/13 - Present

	Pershing Investments LLC****	Assistant Treasurer – Tax	6/13 - Present

	Pershing LLC****	Assistant Treasurer – Tax	7/13 - Present

	TBC Securities Co., Inc.+	Assistant Treasurer – Tax	6/13 - Present

	TBCAM, LLC****	Assistant Treasurer – Tax	10/13 - Present

	Technology Services Group, Inc.****	Assistant Treasurer – Tax	9/13 - Present

	Tennessee Processing Center LLC+	Assistant Treasurer – Tax	9/13 - Present

	The Bank of New York Consumer Leasing Corporation****	Assistant Treasurer – Tax	7/13 - Present

	The Boston Company Asset Management, LLC****	Assistant Treasurer – Tax	8/13 - Present

	USPLP, Inc.****	Assistant Treasurer – Tax	10/13 - Present

	MBNA Institutional PA Services LLC****	Treasurer	7/13 - Present

	MBNA PW PA Services LLC****	Treasurer	7/13 - Present

	Stanwich Insurance Agency, Inc.****	Treasurer	12/13 - Present

	BNY Aurora Holding Corp.****	Vice President	11/13 - Present

	Agency Brokerage Holding LLC****	Vice President – Tax	6/13 - Present

	BNY Community Development Enterprises Corp.****	Vice President – Tax	4/13 - Present

	Asset Recovery I, LLC****	Assistant Treasurer	9/13 - 11/13

	Asset Recovery VI, LLC****	Assistant Treasurer	9/13 - 11/13

	Asset Recovery XII, LLC****	Assistant Treasurer	3/13 - 11/13

Jill Gill Vice President – Human Resources	MBSC Securities Corporation++	Vice President	6/07 - Present
	The Bank of New York Mellon****	Vice President	7/08 - Present

	BNY Mellon, National Association+	Vice President	7/08 - Present

Tracy A. Hopkins Vice President - Cash Strategies	MBSC Securities Corporation++	Senior Vice President	2/08 - Present

Anthony Mayo Vice President – Information Systems	None

Kathleen Geis Vice President	BNY Mellon, National Association+	Managing Director	7/09 - Present
	BNY Mellon Distributors Holdings, Inc.+	Vice President - Real Estate	7/11 - Present
	BNY Mellon Investment Servicing (US) Inc.+	Vice President - Real Estate	7/11 - Present
	BNY Mellon Performance & Risk Analytics, LLC+	Vice President - Real Estate	7/11 - Present
	BNY Mellon Trust Company of Illinois+	Vice President - Real Estate	7/11 - Present
	BNY Mellon Trust of Delaware+	Vice President - Real Estate	7/11 - Present
	Eagle Investment Systems LLC+	Vice President - Real Estate	7/11 - Present
	Ivy Asset Management LLC+	Vice President - Real Estate	7/11 - Present
	Mellon Capital Management Corporation**	Vice President - Real Estate	7/11 - Present
	Mellon Financial Services Corporation #1+	Vice President - Real Estate	7/11 - Present
	Mellon Holdings LLC+	Vice President - Real Estate	7/11 - Present
	Mellon Investor Services LLC+	Vice President - Real Estate	7/11 - Present
	Pareto New York LLC****	Vice President - Real Estate	7/11 - Present
	SourceNet Solutions, Inc.+	Vice President - Real Estate	7/11 - Present
	Technology Services Group, Inc.+	Vice President - Real Estate	7/11 - Present
	Tennessee Processing Center LLC+	Vice President - Real Estate	7/11 - Present
	The Bank of New York Mellon Trust Company, National Association+	Vice President - Real Estate	7/11 - Present
	Alcentra US, Inc. ++	Vice President - Real Estate	7/11 - Present
	BNY Mellon Capital Markets LLC++	Vice President - Real Estate	7/11 - Present
	Pershing LLC****	Vice President - Real Estate	7/11 - Present
	The Bank of New York Mellon+	Managing Director	7/09 - Present
	MBNA Institutional PA Services, LLC+	Managing Director	7/09 - Present
Claudine Orloski Vice President	Dreyfus Service Organization	Vice President - Tax	8/14 - Present
	MBSC Securities Corporation	Vice President - Tax	2/12 - Present
	Asset Recovery II, LLC***	Assistant Treasurer	9/11 - Present
	Asset Recovery III, LLC***	Assistant Treasurer	9/11 - Present
	Asset Recovery IV, LLC***	Assistant Treasurer	9/11 - Present
	Asset Recovery IX, LLC***	Assistant Treasurer	2/11 - Present
	Asset Recovery V, LLC***	Assistant Treasurer	9/11 - Present
	Asset Recovery VII, LLC***	Assistant Treasurer	2/11 - Present
	Asset Recovery X, LLC***	Assistant Treasurer	2/11 - Present
	Asset Recovery XIII, LLC***	Assistant Treasurer	3/11 - Present
	Asset Recovery XIV, LLC***	Assistant Treasurer	3/11 - Present
	Asset Recovery XIX, LLC***	Assistant Treasurer	7/11 - Present
	Asset Recovery XV, LLC***	Assistant Treasurer	3/11 - Present
	Asset Recovery XVI, LLC***	Assistant Treasurer	3/11 - Present
	Asset Recovery XVII, LLC***	Assistant Treasurer	3/11 - Present
	Asset Recovery XVIII, LLC***	Assistant Treasurer	7/11 - Present
	Asset Recovery XX, LLC***	Assistant Treasurer	7/11 - Present
	Asset Recovery XXI, LLC***	Assistant Treasurer	7/11 - Present
	Asset Recovery XXII, LLC***	Assistant Treasurer	7/11 - Present
	Asset Recovery XXIII, LLC***	Assistant Treasurer	7/11 - Present
	BNY Mellon Investments CTA, LLC*	Assistant Treasurer	9/13 - Present
	BNY Mellon Trust of Delaware#	Assistant Treasurer	11/11 - Present
	Mellon Hedge Advisors, LLC*	Assistant Treasurer	10/11 - Present
	Mellon Holdings LLC++	Assistant Treasurer	12/11 - Present
	MUNB Loan Holdings, LLC***	Assistant Treasurer	10/11 - Present
	484 Wall Capital Management LLC	Assistant Treasurer –Tax	10/13 - Present
	Airlease Incorporated†††	Assistant Treasurer –Tax	7/11 - Present
	Albridge Solutions, Inc.††††	Assistant Treasurer –Tax	6/11 - Present
	Alcentra NY, LLC++	Assistant Treasurer – Tax	10/12 - Present
	Alcentra US, Inc.††††	Assistant Treasurer – Tax	10/11 - Present
	Allomon Corporation†	Assistant Treasurer – Tax	5/12 - Present
	Alternative Holdings I, LLC***	Assistant Treasurer – Tax	1/13 - Present
	Alternative Holdings II, LLC***	Assistant Treasurer – Tax	1/13 - Present
	AP Residential Realty, Inc.†††††	Assistant Treasurer – Tax	8/11 - Present
	APT Holdings Corporation#	Assistant Treasurer – Tax	12/11 - Present
	AURORA-IRE, INC.†††	Assistant Treasurer – Tax	7/11 - Present
	B.N.Y. Holdings (Delaware) Corporation#	Assistant Treasurer – Tax	4/12 - Present
	BNY Administrative Services LLC***	Assistant Treasurer – Tax	12/11 - Present
	BNY Alcentra Group Holdings, Inc.††††††	Assistant Treasurer – Tax	3/13 - Present
	BNY Capital Corporation***	Assistant Treasurer – Tax	11/11 - Present
	BNY Capital Funding LLC***	Assistant Treasurer – Tax	7/11 - Present
	BNY Capital Markets Holdings, Inc.***	Assistant Treasurer – Tax	11/ 11 - Present
	BNY Capital Resources Corporation#######	Assistant Treasurer – Tax	7/11 - Present
	BNY Cargo Holdings LLC***	Assistant Treasurer – Tax	7/11 - Present
	BNY Catair LLC†††	Assistant Treasurer – Tax	7/11 - Present
	BNY Falcon Three Holding Corp.***	Assistant Treasurer – Tax	7/11 - Present
	BNY Foreign Holdings, Inc.***	Assistant Treasurer – Tax	9/11 - Present
	BNY Gator LLC***	Assistant Treasurer – Tax	7/11 - Present
	BNY Hitchcock Holdings LLC***	Assistant Treasurer – Tax	7/11 - Present
	BNY Housing I Corp.†††	Assistant Treasurer – Tax	7/11 - Present
	BNY Housing II LLC***	Assistant Treasurer – Tax	10/11 - Present
	BNY Investment Management Services LLC#	Assistant Treasurer – Tax	7/11 - Present
	BNY ITC Leasing, LLC***	Assistant Treasurer – Tax	7/11 - Present
	BNY Lease Equities (Cap Funding) LLC########	Assistant Treasurer – Tax	7/11 - Present
	BNY Lease Partners LLC***	Assistant Treasurer – Tax	9/11 - Present
	BNY Leasing Edge Corporation***	Assistant Treasurer – Tax	7/11 - Present
	BNY Mellon Alternative Investments Holdings LLC***	Assistant Treasurer – Tax	10/13 - Present
	BNY Mellon Capital Markets, LLC^^^^^	Assistant Treasurer – Tax	7/11 - Present
	BNY Mellon Clearing Holding Company, LLC***	Assistant Treasurer – Tax	7/11 - Present
	BNY Mellon Clearing, LLC***	Assistant Treasurer – Tax	6/11 - Present
	BNY Mellon Community Development Corporation^^^^^	Assistant Treasurer – Tax	10/11 - Present
	BNY Mellon Distributors Holdings Inc.#	Assistant Treasurer – Tax	7/12 - Present
	BNY Mellon Fixed Income Securities, LLC***	Assistant Treasurer – Tax	8/12 - Present
	BNY Mellon Investment Servicing (US) Inc.#	Assistant Treasurer – Tax	3/11 - Present
	BNY Mellon Investment Servicing Trust Company#	Assistant Treasurer – Tax	3/11 - Present
	BNY Mellon Performance & Risk Analytics, Inc. (US)^^^^^^	Assistant Treasurer – Tax	10/11 - Present
	BNY Mellon Performance & Risk Analytics, LLC+	Assistant Treasurer – Tax	7/11 - Present
	BNY Mellon Transition Management Advisors, LLC**	Assistant Treasurer – Tax	5/13 - Present
	BNY Mellon Trust Company of Illinois*****	Assistant Treasurer – Tax	3/11 - Present
	BNY Mezzanine Funding LLC******	Assistant Treasurer – Tax	6/11 - Present
	BNY Mezzanine Holdings LLC******	Assistant Treasurer – Tax	5/11 - Present
	BNY Mezzanine Non NY Funding LLC******	Assistant Treasurer – Tax	6/11 - Present
	BNY Mezzanine NY Funding LLC******	Assistant Treasurer – Tax	6/11 - Present
	BNY Partnership Funding LLC***	Assistant Treasurer – Tax	7/11 - Present
	BNY Rail Maintenance LLC***	Assistant Treasurer – Tax	7/11 - Present
	BNY Real Estate Holdings LLC***	Assistant Treasurer – Tax	4/11 - Present
	BNY Recap I, LLC#	Assistant Treasurer – Tax	11/11 - Present
	BNY Salvage Inc.***	Assistant Treasurer – Tax	3/11 - Present
	BNY Waterworks, Inc.†††	Assistant Treasurer – Tax	7/11 - Present
	BNY Wings, Inc.†††	Assistant Treasurer – Tax	7/11 - Present
	BNY XYZ Holdings LLC***	Assistant Treasurer – Tax	5/11 - Present
	BNYM CSIM Funding LLC+++	Assistant Treasurer – Tax	7/14 - Present
	BNYM GIS Funding I LLC***	Assistant Treasurer – Tax	6/12 - Present
	BNYM GIS Funding III LLC***	Assistant Treasurer – Tax	6/12 - Present
	BNY-N.J. I Corp.***	Assistant Treasurer	4/11 - Present
	BNY-N.J. II Corp.***	Assistant Treasurer – Tax	4/11 - Present
	Boston Safe Deposit Finance Company, Inc.*	Assistant Treasurer – Tax	7/11 - Present
	CenterSquare Investment Management Holdings, Inc.+++	Assistant Treasurer – Tax	2/13 - Present
	CenterSquare Investment Management, Inc.+++	Assistant Treasurer – Tax	2/13 - Present
	Colson Services Corp. ^	Assistant Treasurer – Tax	2/11 - Present
	EACM Advisors LLC^^	Assistant Treasurer – Tax	4/14 - Present
	Eagle Access LLC^^^	Assistant Treasurer – Tax	1/12 - Present
	Eagle Investment Systems LLC^^^^	Assistant Treasurer – Tax	1/12 - Present
	ECM DE, LLC***	Assistant Treasurer – Tax	3/11 - Present
	GIS Holdings (International) Inc.#	Assistant Treasurer – Tax	4/12 - Present
	Hamilton Floating Rate Fund Holdings, LLC***	Assistant Treasurer – Tax	5/11 - Present
	HedgeMark International, LLC##	Assistant Treasurer – Tax	5/14 - Present
	iNautix (USA) LLC###	Assistant Treasurer – Tax	7/12 - Present
	IRE-1, Inc.†††	Assistant Treasurer – Tax	7/11 - Present
	IRE-AC, Inc.†††	Assistant Treasurer – Tax	7/11 - Present
	IRE-BC, Inc.†††	Assistant Treasurer – Tax	7/11 - Present
	IRE-SB, Inc.†††	Assistant Treasurer – Tax	7/11 - Present
	Island Waterworks, Inc.†††	Assistant Treasurer – Tax	7/11 - Present
	ITCMED, Inc.***	Assistant Treasurer – Tax	6/11 - Present
	JRHC 1998A LLC####	Assistant Treasurer – Tax	12/11 - Present
	Lease Equities (Texas) Corporation#####	Assistant Treasurer – Tax	7/11 - Present
	Lockwood Advisors, Inc.######	Assistant Treasurer – Tax	3/11 - Present
	Lockwood Solutions, Inc.######	Assistant Treasurer – Tax	3/11 - Present
	Madison Pershing LLC###	Assistant Treasurer – Tax	4/11 - Present
	MAM (MA) Holding Trust*	Assistant Treasurer – Tax	8/11 - Present
	MBC Investments Corporation#	Assistant Treasurer – Tax	11/11 - Present
	MBNA Institutional PA Services LLC+	Assistant Treasurer – Tax	7/12 - Present
	MBNA PW PA Services LLC+	Assistant Treasurer – Tax	7/12 - Present
	MCDI (Holdings) LLC***	Assistant Treasurer – Tax	8/11 - Present
	MELDEL Leasing Corporation Number 2, Inc.#	Assistant Treasurer – Tax	8/11 - Present
	Mellon Capital Management Corporation**	Assistant Treasurer – Tax	10/13 - Present
	Mellon EFT Services Corporation†††††	Assistant Treasurer – Tax	2/11 - Present
	Mellon Financial Services Corporation #1+	Assistant Treasurer – Tax	7/11 - Present
	Mellon Financial Services Corporation #4+	Assistant Treasurer – Tax	12/11 - Present
	Mellon Funding Corporation+	Assistant Treasurer – Tax	12/11 - Present
	Mellon Global Investing Corp.+	Assistant Treasurer – Tax	5/11 - Present
	Mellon International Leasing Company#	Assistant Treasurer – Tax	7/11 - Present
	Mellon Leasing Corporation+	Assistant Treasurer – Tax	9/11 - Present
	Mellon Life Insurance Company+	Assistant Treasurer – Tax	10/12 - Present
	Mellon Overseas Investment Corporation***	Assistant Treasurer – Tax	11/11 - Present
	Mellon Properties Company****	Assistant Treasurer – Tax	8/12 - Present
	Mellon Residential Funding Corporation	Assistant Treasurer – Tax	4/14 - Present
	National Residential Assets Corp.***	Assistant Treasurer – Tax	4/12 - Present
	New GSM Holding Corporation^^^^	Assistant Treasurer – Tax	7/11 - Present
	Newton Capital Management LLC***	Assistant Treasurer – Tax	10/11 - Present
	Northern Waterworks, Inc.†††	Assistant Treasurer – Tax	7/11 - Present
	NY CRE Asset Holdings II, LLC***	Assistant Treasurer – Tax	1/12 - Present
	NY CRE Asset Holdings, LLC***	Assistant Treasurer – Tax	1/12 - Present
	One Wall Street Corporation***	Assistant Treasurer – Tax	11/11 - Present
	Pareto New York LLC++	Assistant Treasurer – Tax	11/11 - Present
	PAS Holdings LLC***	Assistant Treasurer – Tax	6/11 - Present
	Pershing Advisor Solutions LLC###	Assistant Treasurer – Tax	6/11 - Present
	Pershing Group LLC###	Assistant Treasurer – Tax	4/11 - Present
	Pershing Investments LLC***	Assistant Treasurer – Tax	2/11 - Present
	Pershing LLC###	Assistant Treasurer – Tax	4/11 - Present
	PFS Holdings, LLC***	Assistant Treasurer – Tax	1/11 - Present
	Stanwich Insurance Agency, Inc.***	Assistant Treasurer – Tax	12/11 - Present
	TBC Securities Co., Inc.*	Assistant Treasurer – Tax	7/12 - Present
	TBCAM, LLC*	Assistant Treasurer – Tax	10/11 - Present
	Pareto New York LLC++	Assistant Treasurer – Tax	11/11 - Present
	PAS Holdings LLC***	Assistant Treasurer – Tax	6/11 - Present
	Pershing Advisor Solutions LLC###	Assistant Treasurer – Tax	6/11 - Present
	Pershing Group LLC###	Assistant Treasurer – Tax	4/11 - Present
	Pershing Investments LLC***	Assistant Treasurer – Tax	2/11 - Present
	Pershing LLC###	Assistant Treasurer – Tax	4/11 - Present
	PFS Holdings, LLC***	Assistant Treasurer – Tax	1/11 - Present
	Stanwich Insurance Agency, Inc.***	Assistant Treasurer – Tax	12/11 - Present
	TBC Securities Co., Inc.*	Assistant Treasurer – Tax	7/12 - Present
	Technology Services Group, Inc.^^^^^	Assistant Treasurer – Tax	5/11 - Present
	Tennessee Processing Center LLC^^^^^	Assistant Treasurer – Tax	9/11 - Present
	The Bank of New York Consumer Leasing Corporation***	Assistant Treasurer – Tax	5/11 - Present
	The Boston Company Asset Management, LLC*	Assistant Treasurer – Tax	6/11 - Present
	USPLP, Inc.***	Assistant Treasurer – Tax	10/11 - Present
	BNY Mellon Investment Management Holdings LLC#	Assistant Vice President –Tax	12/12 - Present
	BNY Aurora Holding Corp.***	Vice President	10/11 - Present
	Agency Brokerage Holding LLC***	Vice President – Tax	2/11 - Present
	MBSC Securities Corporation++	Vice President – Tax	2/12 - Present
Dean M. Steigauf Vice President	BNY Mellon, National Association+	Vice President	7/09 - Present
	BNY Mellon Distributors Holdings, Inc.+	Vice President - Real Estate	7/11 - Present
	BNY Mellon Investment Servicing (US) Inc.+	Vice President - Real Estate	7/11 - Present
	BNY Mellon Performance & Risk Analytics, LLC+	Vice President - Real Estate	7/11 - Present
	BNY Mellon Trust Company of Illinois+	Vice President - Real Estate	7/11 - Present
	BNY Mellon Trust of Delaware+	Vice President - Real Estate	7/11 - Present
	Eagle Investment Systems LLC+	Vice President - Real Estate	7/11 - Present
	Ivy Asset Management LLC+	Vice President - Real Estate	7/11 - Present
	Mellon Capital Management Corporation**	Vice President - Real Estate	7/11 - Present
	Mellon Financial Services Corporation #1+	Vice President - Real Estate	7/11 - Present
	Mellon Holdings LLC+	Vice President - Real Estate	7/11 - Present
	Mellon Investor Services LLC+	Vice President - Real Estate	7/11 - Present
	Pareto New York LLC****	Vice President - Real Estate	7/11 - Present
	SourceNet Solutions, Inc.+	Vice President - Real Estate	7/11 - Present
	Technology Services Group, Inc.+	Vice President - Real Estate	7/11 - Present
	Tennessee Processing Center LLC+	Vice President - Real Estate	7/11 - Present
	The Bank of New York Mellon Trust Company, National Association+	Vice President - Real Estate	7/11 - Present
	Alcentra US, Inc.++	Vice President - Real Estate	7/11 - Present
	BNY Mellon Capital Markets LLC++	Vice President - Real Estate	7/11 - Present
	Pershing LLC****	Vice President - Real Estate	7/11 - Present
	The Bank of New York Mellon+	Vice President	12/02 - Present
James Bitetto Secretary	The Dreyfus Family of Funds++	Vice President and Assistant Secretary	8/05 - Present
	MBSC Securities Corporation++	Assistant Secretary	6/07 - Present

	Dreyfus Service Organization, Inc.++	Secretary	8/05 - Present

*	The address of the business so indicated is One Boston Place, Boston, MA 02108.
**	The address of the business so indicated is 50 Fremont Street, Suite 3900, San Francisco, CA 94105.
***	The address of the business so indicated is One Wall Street, New York, NY 10286.
****	The address of the business so indicated is 3601 N. I-10 Service Road, Suite 102, Metairie, LA 70002.
*****	The address of the business so indicated is 2 North LaSalle Street, Suite 1020, Chicago, IL 60602.
******	The address of the business so indicated is 445 Park Avenue, 12th Floor, New York, NY 10022.
+	The address of the business so indicated is One Mellon Bank Center, Pittsburgh, PA 15258.
++	The address of the business so indicated is 200 Park Avenue, New York, NY 10166.
+++	The address of the business so indicated is 630 West Germantown Pike, Suite 300, Plymouth Meeting, PA 19462.
†	The address of the business so indicated is Two Mellon Center, Suite 329, Pittsburgh, PA 15259.
†††	The address of the business so indicated is 100 White Clay Center, Newark, DE 19711.
†††	The address of the business so indicated is 1633 Broadway, New York, NY 10019.
††††	The address of the business so indicated is 10877 Wilshire Blvd, #1550, Los Angeles, CA 90024.
†††††	The address of the business so indicated is 1735 Market Street, Philadelphia, PA 19103.
††††††	The address of the business so indicated is 10 Gresham Street, London, EC2V 7JD.
^	The address of the business so indicated is 4 New York Plaza, New York, NY 10004.
^^	The address of the business so indicated is 200 Connecticut Avenue, Norwalk, CT 06854-1940.
^^^	The address of the business so indicated is One Wells Avenue, Newton, MA 02459.
^^^^	The address of the business so indicated is 65 LaSalle Road, Suite 305, West Hartford, CT 06107.
^^^^^	The address of the business so indicated is 101 Barclay Street, 3rd Floor, New York, NY 10286.
^^^^^^	The address of the business so indicated is 1313 Broadway Plaza, Tacoma, WA 98402.
#	The address of the business so indicated is 301 Bellevue Parkway, Wilmington, DE 19809.
##	The address of the business so indicated is 780, Third Avenue, 44th Floor, New York, NY 10017.
###	The address of the business so indicated is One Pershing Plaza, Jersey City, NJ 07399.
####	The address of the business so indicated is 601 Travis Street, 17th Floor, Houston, TX 77002.
#####	The address of the business so indicated is 1201 Louisiana, Suite 3160, Houston, TX 77002.
######	The address of the business so indicated is 760 Moore Road, King of Prussia, PA 19406-1212.
#######	The address of the business so indicated is 8400 E. Prentice Ave, Greenwood Village, CO 80111.
########	The address of the business so indicated is 1290 Avenue of the Americas, New York, NY 10104.

(b)           Business and Other Connections of Sub-Investment Adviser

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Walter Scott & Partners Limited, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Walter Scott & Partners Limited or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Walter Scott & Partners Limited (SEC File No. 801-19420).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Walthausen & Co., LLC, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Walthausen & Co., LLC or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Walthausen & Co., LLC (SEC File No. 801-68321).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Thompson, Siegel and Walmsley LLC, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Thompson, Siegel and Walmsley LLC or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Thompson, Siegel and Walmsley LLC (SEC File No. 801-6273).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Neuberger Berman Management LLC, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Neuberger Berman Management LLC or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Neuberger Berman Management LLC (SEC File No. 801-8259).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Riverbridge Partners, LLC, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Riverbridge Partners, LLC or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Riverbridge Partners, LLC (SEC File No. 801-57432).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Geneva Capital Management, LLC, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Geneva Capital Management, LLC or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Geneva Capital Management, LLC (SEC File No. 801-28444).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Cupps Capital Management, LLC, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Cupps Capital Management, LLC or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Cupps Capital Management, LLC (SEC File No. 801-60017).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Lombardia Capital Partners, LLC, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Lombardia Capital Partners, LLC or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Lombardia Capital Partners, LLC (SEC File No. 801-35519).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Nicholas Investment Partners, L.P., a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Nicholas Investment Partners, L.P. or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Nicholas Investment Partners, L.P. (SEC File No. 801-66532).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Iridian Asset Management LLC, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Iridian Asset Management LLC or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Iridian Asset Management LLC (SEC File No. 801-50661).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Kayne Anderson Rudnick Investment Management, LLC, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Kayne Anderson Rudnick Investment Management, LLC or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Kayne Anderson Rudnick Investment Management, LLC (SEC File No. 801-24241).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of EAM Investors, LLC, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by EAM Investors, LLC or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by EAM Investors, LLC (SEC File No. 801-70305).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Rice Hall James & Associates, LLC, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Rice Hall James & Associates, LLC or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Rice Hall James & Associates, LLC (SEC File No. 801-61905).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Granite Investment Partners, LLC, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Granite Investment Partners, LLC or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Granite Investment Partners, LLC (SEC File No. 801-70383).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Channing Capital Management LLC, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Channing Capital Management LLC or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Channing Capital Management LLC (SEC File No. 801-62371).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of The Boston Company Asset Management, LLC, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by The Boston Company Asset Management, LLC or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by The Boston Company Asset Management, LLC (SEC File No. 801-6829).

Item 32.   Principal Underwriters

(a) Other investment companies for which Registrant's principal underwriter (exclusive distributor) acts as principal underwriter or exclusive distributor:

1.	Advantage Funds, Inc.
2.	BNY Mellon Funds Trust
3.	CitizensSelect Funds
4.	Dreyfus Appreciation Fund, Inc.
5.	Dreyfus BASIC Money Market Fund, Inc.
6.	Dreyfus BNY Mellon Funds, Inc.
7.	Dreyfus Bond Funds, Inc.
8.	Dreyfus Cash Management
9.	Dreyfus Funds, Inc.
10.	The Dreyfus Fund Incorporated
11.	Dreyfus Government Cash Management Funds
12.	Dreyfus Growth and Income Fund, Inc.
13.	Dreyfus Index Funds, Inc.
14.	Dreyfus Institutional Cash Advantage Funds
15.	Dreyfus Institutional Preferred Money Market Funds
16.	Dreyfus Institutional Reserves Funds
17.	Dreyfus Intermediate Municipal Bond Fund, Inc.
18.	Dreyfus International Funds, Inc.
19.	Dreyfus Investment Funds
20.	Dreyfus Investment Grade Funds, Inc.
21.	Dreyfus Investment Portfolios
22.	The Dreyfus/Laurel Funds, Inc.
23.	The Dreyfus/Laurel Funds Trust
24.	The Dreyfus/Laurel Tax-Free Municipal Funds
25.	Dreyfus Liquid Assets, Inc.
26.	Dreyfus Manager Funds I
27.	Dreyfus Manager Funds II
28.	Dreyfus Midcap Index Fund, Inc.
29.	Dreyfus Municipal Bond Opportunity Fund
30.	Dreyfus Municipal Cash Management Plus
31.	Dreyfus Municipal Funds, Inc.
32.	Dreyfus Municipal Money Market Fund, Inc.
33.	Dreyfus New Jersey Municipal Bond Fund, Inc.
34.	Dreyfus New Jersey Municipal Money Market Fund, Inc.
35.	Dreyfus New York AMT-Free Municipal Bond Fund
36.	Dreyfus New York AMT-Free Municipal Money Market Fund
37.	Dreyfus New York Municipal Cash Management
38.	Dreyfus New York Tax Exempt Bond Fund, Inc.
39.	Dreyfus Opportunity Funds
40.	Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.
41.	Dreyfus Premier GNMA Fund, Inc.
42.	Dreyfus Premier Investment Funds, Inc.
43.	Dreyfus Premier Short-Intermediate Municipal Bond Fund
44.	Dreyfus Premier Worldwide Growth Fund, Inc.
45.	Dreyfus Research Growth Fund, Inc.
46.	Dreyfus State Municipal Bond Funds
47.	Dreyfus Stock Funds
48.	Dreyfus Short Duration Bond Fund
49.	The Dreyfus Socially Responsible Growth Fund, Inc.
50.	Dreyfus Stock Index Fund, Inc.
51.	Dreyfus Tax Exempt Cash Management Funds
52.	The Dreyfus Third Century Fund, Inc.
53.	Dreyfus Treasury & Agency Cash Management
54.	Dreyfus Treasury Prime Cash Management
55.	Dreyfus U.S. Treasury Intermediate Term Fund
56.	Dreyfus U.S. Treasury Long Term Fund
57.	Dreyfus 100% U.S. Treasury Money Market Fund
58.	Dreyfus Variable Investment Fund
59.	Dreyfus Worldwide Dollar Money Market Fund, Inc.
60.	General California Municipal Money Market Fund
61.	General Government Securities Money Market Funds, Inc.
62.	General Money Market Fund, Inc.
63.	General Municipal Money Market Funds, Inc.
64.	General New York Municipal Money Market Fund

(b)
Name and principal Business address	Positions and offices with the Distributor	Positions and Offices with Registrant
Kenneth Bradle**	Chief Executive Officer, President and Director	None

J. Charles Cardona*	Chairman of the Board	Executive Vice President (Money Market Funds Only)

Sue Ann Cormack**	Executive Vice President	None

John M. Donaghey***	Executive Vice President	None

Tracy Hopkins*	Executive Vice President	None

William H. Maresca**	Executive Vice President and Director	None

David K. Mossman***	Executive Vice President	None

Kimberly M. Mustin*	Executive Vice President and Director	None

Christopher D. O'Connor*	Executive Vice President and Director	None

Irene Papadoulis**	Executive Vice President	None

Matthew Perrone**	Executive Vice President	None

Andrew Provencher*	Executive Vice President	None

Bradley J. Skapyak*	Executive Vice President	President

Bill E. Sappington*	Executive Vice President and Director	None

Gary Pierce*	Chief Financial Officer and Director	None

Brie A. Steingarten*	Chief Legal Officer and Secretary	None

Mercedes Katz**	Senior Vice President	None

Mary T. Lomasney****	Senior Vice President	None

Joseph W. Connolly*	Chief Compliance Officer (Investment Advisory Business)	Chief Compliance Officer

Jaynthi Gandhi*	Chief Compliance Officer (Broker-Dealer Business)	None

Katherine M. Scott	Chief Risk Officer	None

Anthony Mayo	Chief Technology Officer	None

Barbara A. McCann****	Senior Vice President	None

Matthew D. Connolly*	Vice President and Anti-Money Laundering Officer	Anti-Money Laundering Compliance Officer

Maria Georgopoulos*	Vice President – Facilities Management	None

Stewart Rosen*	Vice President – Facilities Management	None

Karin L. Waldmann*	Privacy Officer	None

Charles Doumar********	Vice President – Tax	None

Timothy I. Barrett**	Vice President	None

Gina DiChiara*	Vice President	None

Jill Gill*	Vice President	None

Kathleen Geis******	Vice President	None

Dean M. Steigauf******	Vice President	None

Donna M. Impagliazzo**	Vice President – Compliance	None

Carla R. Wanzer*	Vice President – Compliance	None

Claudine Orloski***	Vice President – Tax	None

John Shea*	Vice President – Finance	None

Christopher A. Stallone**	Vice President	None

Susan Verbil*	Vice President – Finance	None

William Verity*	Vice President – Finance	None

James Windels******	Vice President	Treasurer

James Bitetto*	Assistant Secretary	Vice President and Assistant Secretary
Audrey Edwards***	Assistant Secretary	None

Cristina Rice***	Assistant Secretary	None

Victor R. Siclari***	Assistant Secretary	None

*	Principal business address is 200 Park Avenue, New York, NY 10166.
**	Principal business address is 144 Glenn Curtiss Blvd., Uniondale, NY 11556-0144.
***	Principal business address is One Mellon Bank Center, Pittsburgh, PA 15258.
****	Principal business address is One Boston Place, Boston, MA 02108.
*****	Principal business address is 50 Fremont Street, Suite 3900, San Francisco, CA 94105.
******	Principal business address is 101 Barclay Street, New York, NY 10286.
*******	Principal business address is 2 Hanson Place, Brooklyn, NY 11217.
********	Principal business address is One Wall Street, New York, NY 10286.

Item 33.	Location of Accounts and Records

	1.	The Bank of New York Mellon
One Wall Street
New York, NY 10286

	2.	The Bank of New York Mellon
One Mellon Bank Center
Pittsburgh, PA 15258

	3.	BNY Mellon Investment Servicing (US), Inc.
4400 Computer Drive
Westborough, MA 01581

	4.	The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

	5.	The Dreyfus Corporation
2 Hanson Place
Brooklyn, NY 11217

Item 34.	Management Services

Not Applicable

Item 35.	Undertakings

None

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 29th day of April, 2015.

STRATEGIC FUNDS, INC.

By:	/s/ Bradley J. Skapyak*
	Name:	Bradley J. Skapyak
	Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Bradley J. Skapyak*	President (Principal Executive Officer)	April 29, 2015
Bradley J. Skapyak

/s/ James Windels*	Treasurer (Principal Financial and Accounting Officer)	April 29, 2015
James Windels

/s/ Joseph S. DiMartino*	Chairman of the Board	April 29, 2015
Joseph S. DiMartino

/s/ William Hodding Carter III*	Board Member	April 29, 2015
William Hodding Carter III

/s/ Gordon J. Davis*	Board Member	April 29, 2015
Gordon J. Davis

/s/ Joni Evans*	Board Member	April 29, 2015
Joni Evans

/s/ Ehud Houminer*	Board Member	April 29, 2015
Ehud Houminer

/s/ Richard C. Leone*	Board Member	April 29, 2015
Richard C. Leone

/s/ Hans C. Mautner*	Board Member	April 29, 2015
Hans C. Mautner

/s/ Robin A. Melvin*	Board Member	April 29, 2015
Robin A. Melvin

/s/ Burton N. Wallack*	Board Member	April 29, 2015
Burton N. Wallack

/s/ John E. Zuccotti*	Board Member	April 29, 2015
John E. Zuccotti

*BY:	/s/ John B. Hammalian
John B. Hammalian, Attorney-in-Fact

Index of Exhibits

(d)(xvii)	Sub-Investment Advisory Agreement